Exhibit 21.0

Subsidiary Guarantors

Entity name	Type of Entity	Jurisdiction of Organization
Infinium Software, Inc.	Corporation	State of Massachusetts
Infor Enterprise Solutions Holdings, Inc.	Corporation	State of Georgia
Infor (Georgia), Inc.	Corporation	State of Georgia
Infor Global Solutions (Michigan), Inc.	Corporation	State of Michigan
Seneca Acquisition Subsidiary Inc.	Corporation	State of Delaware
EnRoute Emergency Systems LLC	Limited Liability Company	State of Delaware
Infor Restaurant Systems LLC	Limited Liability Company	State of Delaware
Trisyn Group, Inc.	Corporation	State of Delaware
Hansen Information Technologies, Inc.	Corporation	State of California